FORD NEWS

Global News Bureau, The American Road, Dearborn, MI  48121
Telephone:  (313) 322-9600; Fax:  (313) 845-0570
Internet: http://media.ford.com
Contact:  Ian Slater                                       1-313-322-9600
          Roseanne Cerra (Broadcast)
          Francine Romine-MacBride
          Jim Cain



FORD'S ALEX TROTMAN TO RETIRE JAN. 1, 1999;
WILLIAM CLAY FORD, JR., ELECTED CHAIRMAN OF THE BOARD; JAC NASSER ELECTED PRESIDENT AND CEO

THIS IS THE TIME FOR THE NEXT GENERATION TO LEAD US INTO THE 21ST CENTURY, SAYS TROTMAN

DEARBORN, Mich., (Sept. 11) - Alex Trotman, Ford Motor Company chairman, president and chief executive officer, has announced that he will retire on Jan. 1, 1999, after 43 years with the company. Trotman, 65, has been chairman, president and chief executive officer since Nov. 1, 1993.

"We have made tremendous progress with our globalization plans and with the overall improvements in the performance of the company since we embarked upon Ford 2000. So, I have advised the Board that we should move our succession plans forward rather than wait until the end of next year, which was our original estimate," said Trotman.

"The company has successfully re-invented itself over the past four years with the installation of Ford 2000 into the daily operations of the business. The next five years will require us to go to the next level, and continue to improve and take competitive advantage of the changes we have made. I believe -- and the Board agrees -- that this is the time for the next generation to take charge and lead us into the 21st century," said Trotman.

William Clay Ford, Jr., the great grandson of Henry Ford, has been elected chairman of the Board of Directors and Jac Nasser has been elected president and chief executive officer of Ford Motor Company, both effective on Jan. 1, 1999. Effective immediately, Nasser has been elected to the Board of Directors.

"Over these past several months, the Board has discussed succession following my retirement and has concluded that the roles of the chairman and of the chief executive officer should be separated," said Trotman. "Jac is already running the largest part of the company and, with Bill as chairman of the Board, we have tremendous strength and continuity as we move forward."

All the company activities that report to Alex Trotman will report to Jac Nasser, together with the operations that report to Nasser today.

"It is an honor to lead the Board as its chairman and I know full well the enormous responsibilities of that task," said Ford. "I sincerely believe that this great company that has achieved so much in the past 95 years also has enormous potential yet to be fulfilled. I look forward to continuing to work closely with Jac Nasser. We have established that the leadership of the Board of Directors is under the chairman and the leadership of the company is under the chief executive. We both believe that will make a strong partnership."

"Ford Motor Company is my heritage, and has always been part of my life. I want to serve this company to the very best of my ability. I intend to lead the Board in its support for the management running the business. My vision for the company is product leadership, the highest quality and customer satisfaction, and environmental leadership. If we get these right, we will lead in shareholder value. We recognize that we have multiple bottom lines, so shareholder value, customer value and leading in corporate citizenship are interwoven as our goals."

"Alex has  changed  the face and the  spirit of Ford  during his tenure as chief executive and, indeed, over his entire career," said Nasser. "Ford 2000 signifies a new beginning to the way we run the business and our role is to build on that strong foundation and carry it forward with energy, enthusiasm and drive."

"The thanks of all our shareholders and employees should be extended to Alex Trotman for the visionary leadership role he has played during these past five years as he has driven the company to new heights," Nasser said. "During his tenure, we have built the strongest product line-up in our history, our quality levels are the best ever, and we have achieved record profits."

"This has been a marvelous period through which Alex has led the company. Since Nov. 1, 1993, when Alex became chairman, the company's total shareholder return has averaged about 25 percent annually. In fact, the total return over the five years has been 185 percent. That beats the S & P 500 returns. As a result, the market value of the company has nearly tripled. I know he and Valerie are looking forward to the years ahead with great anticipation and pleasure."

Nasser continued: "The Ford team has made much progress toward our goals, but we know we have much to do to achieve our goal of becoming the world's leading auto company. We must continue to develop the potential of the company and the talents of the many Ford people around the world so that we best serve our shareholders, our customers and society at large."

"Our employee team - 363,000 strong -- is dedicated to those goals and I am proud to lead and work with all our employees to achieve and exceed them."

Ford Motor Company was founded on June 17, 1903, and became a publicly held company on Jan. 16, 1956. In 1997, the company earned a record $6.9 billion on revenues of $153.6 billion from its automotive and financial services businesses. In the first half of 1998, the company reported net income of $3.895 billion.
                                            ###

NOTE TO EDITORS:

         Brief biographies of Messrs. Trotman, Ford and Nasser follow.

         NEWS BRIEFING:
         Messrs. Trotman, Ford and Nasser will meet with members of the media at 11:00 a.m. in the Ford Motor Company Product Development Center showroom on Village Rd., west of Oakwood Blvd., in Dearborn, MI.

         There is a satellite feed of the news conference.
                  Time:  11:00-11:30 a.m. (EDT)
                  Coordinates:  KU Band, SBS6, Transponder 15, Audio 6.2/6.8.

         A listen only audio feed will be available by dialing 1-313-390-9053.

         Ford news releases and photographs are available on the Ford News Service website (http://media.ford.com). High-resolution photographs may be downloaded from the website or from the Wieck Photo DataBase, 1-972-392-0888, at no charge.